                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                     FOR THE QUARTER ENDED DECEMBER 31, 2003



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



             This report is being submitted as a combined filing for
                    NiSource Inc. and Columbia Energy Group.



       Please direct all inquiries to Jeffrey Grossman, Vice President and
                  Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS



                                                                                Page
                                                                                ----
ITEM 1.  ORGANIZATION CHART.....................................................  3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS.........  4

ITEM 3.  ASSOCIATE TRANSACTIONS.................................................  4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT........................................  5

ITEM 5.  OTHER INVESTMENTS......................................................  5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS......................................  5

EXHIBITS........................................................................  6

SIGNATURE.......................................................................  7

EXHIBIT A.......................................................................  8

ITEM 1.  ORGANIZATION CHART

                                                                                           PERCENTAGE
                                            ENERGY OR                                       OF VOTING
                                           GAS-RELATED        DATE OF       STATE OF       SECURITIES
NAME OF REPORTING COMPANY                    COMPANY       ORGANIZATION    ORGANIZATION       HELD           NATURE OF BUSINESS
-----------------------------------------------------------------------------------------------------------------------------------
Columbia Deep Water Services                Gas-related       01/07/98        Delaware         100%       (Non-FERC) jurisdictional
Company (Deep Water)                                                                                      gaspipeline development

Granite State Gas Transmission              Gas-related       10/24/55      New Hampshire      100%       Interstate gas pipeline

EnergyUSA-TPC Corporation                  Energy-related     08/10/00        Delaware         100%       Gas marketing

KGF Trading Company                        Energy-related     07/31/92         Indiana         100%       Marketing company

Crossroads Pipeline Company                 Gas-related       04/05/93         Indiana         100%       Interstate gas pipeline

NI Energy Services Transportation, Inc.     Gas-related       06/18/98         Indiana         100%       Interstate gas pipeline

NI-TEX Gas Services, Inc.                   Gas-related       03/30/87        Delaware         100%       Gas storage

NI-TEX, Inc.                                Gas-related       08/26/88         Indiana         100%       Intrastate gas pipeline

NiSource Energy Technologies, Inc.         Energy-related     10/27/00         Indiana         100%       Development of fuel cell
                                                                                                          technology

EnergyUSA Appalachian Corporation          Energy-related     02/19/01         Indiana         100%       Gas Marketing

NESI Power Marketing, Inc.                 Energy-related     07/18/96         Indiana         100%       Gas Marketing

SunPower Corporation                       Energy-related     04/24/85       California       14.66%      Development of energy
                                                                                                          technologies

NewPower Holdings                          Energy-related     06/29/00        Delaware         0.95%      Gas Marketing

Acumentrics Corporation                    Energy-related     08/18/94      Massachusetts      3.50%      Developer of Solid Oxide
                                                                                                          Fuel Cells

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


SECURITIES:

   Company      Type of        Principal                                    Person to        Collateral      Consideration
   Issuing     Security        Amount of     Issue or       Cost of       Whom Security      Given with      Received for
  Security      Issued         Security       Renewal       Capital        was Issued         Security       Each Security
---------------------------------------------------------------------------------------------------------------------------
None


CAPITAL CONTRIBUTIONS:

        Company                      Company
     Contributing                   Receiving                              Amount of
        Capital                      Capital                         Capital Contribution
-------------------------------------------------------------------------------------------
NiSource, Inc.          NI Energy Services Transportation, Inc.        $15,000,000



ITEM 3.  ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

  Reporting      Associate
   Company        Company        Types of       Direct      Indirect                  Total
  Rendering      Receiving       Services        Costs        Costs      Cost of     Amount
  Services       Services        Rendered       Charges      Charges     Capital     Billed
---------------------------------------------------------------------------------------------
None




PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

                                                       Types of            Direct        Indirect                    Total
Associate Company        Reporting Company             Services            Costs          Costs        Cost of       Amount
Rendering Services       Receiving Services            Rendered            Charged       Charges       Capital       Billed
------------------------------------------------------------------------------------------------------------------------------
Columbia Gulf                                          Operation &
Transmission                   Deep Water              Maintenance                       $11,418          None        $11,418

NiSource Corporate
Services Company           Columbia Deep Water        Administrative        $18,141                       None        $18,141

NiSource Corporate
Services Company          NiSource Energy Tech.       Administrative        $129,236                      None       $129,236

NiSource Corporate
Services Company            Granite State Gas         Administrative        $127,775                      None       $127,775

NiSource Corporate
Services Company           Crossroads Pipeline        Administrative        $98,819                       None        $98,819

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT


($ in thousands)
---------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
    Total consolidated capitalization as of December 31, 2003                  $ 10,490,361                     Line 1

    Total capitalization multiplied by 15% (line 1 multiplied by 0.15)            1,573,554                     Line 2

    Greater of $50 million or line 2                                                             $ 1,573,554    Line 3

    Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related business                                                               -
                                                                               ------------
    Total current aggregate investment                                                           $         -    Line 4
                                                                                                 -----------
    Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
    system (line 3 less line 4)                                                                  $ 1,573,554    Line 5

INVESTMENTS IN GAS-RELATED COMPANIES:
    Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related business                                                               -
                                                                               ------------
    Total current aggregate investment                                                           $         -
                                                                                                 -----------


ITEM 5.  OTHER INVESTMENTS

 Major Line of Energy-         Other Investment in          Other Investment in        Reason for difference
   Related Business            last U-9C-3 Report           this U-9C-3 Report          in Other Investment
----------------------------------------------------------------------------------------------------------------
     None                    $1,916,969,353               $1,849,261,595                     *

* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp.

* For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).


ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS

Not required for the fourth quarter.

                                    EXHIBITS



1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

       EXHIBIT A

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.








                                                           NiSource Inc
                                                   -----------------------------
                                                           (Registrant)



Date:    March 30, 2004                       By:     /s/ Jeffrey W. Grossman
                                                   -----------------------------
                                                        Jeffrey W. Grossman
                                                           Vice President
                                                   (Principal Accounting Officer
                                                    and Duly Authorized Officer)

                                    EXHIBIT A


CERTIFICATE

NiSource's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2003 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of each such state utility commission is:

     Public Service Commission of Maryland
     6 St. Paul Centre
     Baltimore, MD 21202

     Public Utilities Commission of Ohio
     180 East Broad Street
     Columbus, OH 43215

     Pennsylvania Public Utility Commission
     901 North 7th Street Rear
     Harrisburg, PA 17105-3265

     Virginia State Corporation Commission
     1300 East Main Street
     Richmond, VA 23219

     Indiana Utility Regulatory Commission
     302 West Washington Street, Room E 306
     Indianapolis, IN  46204

     Maine Public Utilities Commission
     242 State Street
     Augusta, ME  04333

     Massachusetts Department of Telecommunications & Energy
     One South Station
     Boston, MA  02110

     New Hampshire Public Utilities Commission
     8 Old Suncook Road
     Concord, NH  03301



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